UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 333-198565

WESTERNZAGROS RESOURCES LTD.

(translation of registrant’s name into English)

Suite 600, Ernst & Young Tower

440-2nd Avenue S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibit hereto are specifically incorporated by reference into the registration statement on Form F-7 (File No. 333-198565) of WesternZagros Resources Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERNZAGROS RESOURCES LTD.

	By:	/s/ Greg Stevenson
Date: October 14, 2014	Name:	Greg Stevenson
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Dealer Manager Agreement, dated as of October 6, 2014